UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Pierce, Andrew W.
   3006 Highland Drive, Suite 206
   Salt Lake City, UT 84106

2. Issuer Name and Ticker or Trading Symbol
   FX Energy, Inc.
   FXEN

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   March 1999

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director [X]
   10% Owner [X]
   Officer   [X] (give title below)
   Vice President, Chief Operations Officer
   Other


7. Individual or Joint/Group Filing (Check Applicable Line)
   Form filed by One Reporting Person [X]
   Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|

Common Stock, par
  value $0.001            3/16/99  P         2,000           A     $5.1875
Common Stock, par
  value $0.001            3/16/99  P         2,000           A     $5.3125   218,000              D


___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|

Option to purchase      $3.00                             (Note 1)  6/9/04 common stock 500,000         500,000      D
  common stock

Option to purchase      $3.00                             10/6/95 10/6/00  common stock  50,000          50,000      D
  common stock

Option to purchase      $8.875                           11/5/96 11/5/01   common stock  65,000          65,000      D
  common stock                                             (Note 2)

Option to purchase      $6.625                           12/1/98 11/30/04  common stock  45,000          45,000      D
  common stock                                             (Note 3)

Option to purchase      $8.625                          11/10/99 11/10/05  common stock  50,000          50,000      D
  common stock                                             (Note 3)

___________________________________________________________________________________________________________________________________|

[FN]
Explanation of Responses:
(1) This option becomes exercisable in annual increments of 20%, commencing June 1, 1995.
(2)     This option vested 50% on grant and 50% on November 5,1997.
(3) Each of these options vests 1/3 on each anniversary of grant until fully vested.

/s/ Andrew W. Pierce           March 16, 1999